UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

December 2025
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Srinivas Phatak
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    411.617152 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.
●    36.164232 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£48.2368	411.617152
		€55.1553	36.164232
e)	Aggregated information - Volume - Total	411.617152 / 36.164232 £ 19,855.09 / €1,994.65
f)	Date of the transaction	2025/12/10
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Eduardo Campanella
2	Reason for the notification
a)	Position/status	Business Group President, Home Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    82.300078 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
●    143.360108 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£48.2368	82.300078
		€55.1553	143.360108
e)	Aggregated information - Volume - Total	82.300078 / 143.360108 £ 3,969.89 / € 7,907.07
f)	Date of the transaction	2025/12/10
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Reginaldo Ecclissato
2	Reason for the notification
a)	Position/status	President 1 Unilever Markets (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    479.758525 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
●    338.313857 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£48.2368	479.758525
		€55.1553	338.313857
e)	Aggregated information - Volume - Total	479.758525 / 338.313857 £23,142.02 / €18,659.80
f)	Date of the transaction	2025/12/10
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Priya Nair
2	Reason for the notification
a)	Position/status	CEO & Managing Director of Hindustan Unilever Limited (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	350.594784 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£48.2368	350.594784
e)	Aggregated information - Volume - Total	350.594784 £16,911.57
f)	Date of the transaction	2025/12/10
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mairéad Nayager
2	Reason for the notification
a)	Position/status	Chief People Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	123.30229 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£48.2368	123.30229
e)	Aggregated information - Volume - Total	123.30229 £5,947.71
f)	Date of the transaction	2025/12/10
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heiko Schipper
2	Reason for the notification
a)	Position/status	Business Group President, Foods (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	34.701753 PLC EUR shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		€55.1553	34.701753
e)	Aggregated information - Volume - Total	34.701753 €1,913.99
f)	Date of the transaction	2025/12/10
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Slater
2	Reason for the notification
a)	Position/status	Chief Research & Development Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    631.079471 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
●    141.589174 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£48.2368	631.079471
		€55.1553	141.589174
e)	Aggregated information - Volume - Total	631.079471/ 141.589174 £30,441.25 / €7,809.39
f)	Date of the transaction	2025/12/10
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Willem Uijen
2	Reason for the notification
a)	Position/status	Chief Supply Chain and Operations Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    59.89812 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.
●    0.000109 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£48.2368	59.89812
		€55.1553	0.000109
e)	Aggregated information - Volume - Total	59.89812 / 0.000109 £2,889.29 / €0.01
f)	Date of the transaction	2025/12/10
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Maria Varsellona
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Secretary (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	789.997439 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£48.2368	789.997439
e)	Aggregated information - Volume - Total	789.997439 £38,106.95
f)	Date of the transaction	2025/12/10
g)	Place of the transaction	London Stock Exchange - XLON

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 15 December 2025